One Coca-Cola Plaza

Atlanta, Georgia

Address Reply To
Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and	Atlanta, GA 30301
Secretary	404 676-5622
Fax: 404 676-8409

Confidential Treatment Requested by The Coca-Cola Company

Pursuant to Rule 83 Under the Freedom of Information Act(1)

October 31, 2008

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	The Coca-Cola Company
Form 10-K for Fiscal Year Ended December 31, 2007
Schedule 14A filed March 3, 2008
File No. 1-02217

Dear Mr. Reynolds:

Thank you and the other members of the staff for meeting with us on October 6 about the comment set forth in your letter of May 6, 2008 concerning the Form 10-K for the fiscal year ended December 31, 2007 of The Coca-Cola Company (the “Company”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 3, 2008 (the “2008 Definitive Proxy Statement”).  This letter further explains how disclosure [***] of performance measures for the Company’s annual Performance Incentive Plan (the “Plan”) would cause competitive harm.  In addition, we propose an alternative disclosure approach that we believe would address the staff’s concerns without causing competitive harm to the Company.

Why disclosure of the performance matrices would cause competitive harm

As we explained in our letters of June 5, 2008 and August 15, 2008, we sincerely believe that disclosure of the specific performance measures used under the annual Plan would cause the Company competitive harm.  This letter addresses more specifically, based on the additional information provided at our meeting by our Chief Financial Officer, Gary Fayard, why we

(1) The Coca-Cola Company has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.  Such portions are denoted by [***].  An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

Confidential Treatment Requested by The Coca-Cola Company

believe that disclosure [***] would provide competitors with important insight into the Company’s business strategy.

The Company does not provide quarterly or annual earnings guidance.  We do, however, provide long-term growth targets for volume (3-4% per year) and earnings per share (high single digits per year).  We also disclosed, in the 2008 Definitive Proxy Statement, the performance criterion and target for our three-year long-term incentive program. This program allows participating employees to earn performance-based share units based on Company performance over rolling three-year periods.  The criterion for the three-year periods beginning prior to 2007 is growth in earnings per share and, for the period beginning in 2007, is growth in economic profit.

[***]

[***] competitors could discern pricing trends and which strategy was more or less successful.  [***]

As the staff quite correctly noted in the meeting, the Company could opt to focus more on volume or share of sales by pricing products more aggressively, which would have a negative impact on net income, or could opt to focus more on net income, with a lesser focus on volume.  Competitors currently do not know which approach the Company might take and must react after the fact to any changes in our pricing strategy.  [***]

[***]  Therefore, a competitor who knew our pricing strategy could also pinpoint the handful of key markets where the strategy would have the most impact. For example, if our strategy were to emphasize volume, competitors would know the key markets in which we would be most likely to lower prices.  If our strategy were to emphasize net income, competitors would also know the key markets with the highest margins where we would be most likely to raise prices.

[***]

We acknowledge, as we discussed with the staff, that there is considerable public information available about the Company’s financial results and performance.  However, nowhere is our business plan for prior or current years disclosed.  [***]  If we were provided similar information about our competitors, we firmly believe we would have access to competitive information that would provide us an advantage in the marketplace.

Potential alternative disclosure

We understand the staff’s concerns and we are committed to providing disclosure necessary to an understanding of our compensation policies and decisions.  To that end, we would like to suggest alternative disclosure that we believe would address the staff’s concerns without causing undue competitive harm to the Company.

Confidential Treatment Requested by The Coca-Cola Company

For the 2008 Plan year (which will be addressed in our 2009 Definitive Proxy Statement), we suggest disclosure similar to the 2007 Plan year (disclosed in the 2008 Definitive Proxy Statement) but with some additional information concerning the performance targets.  We would continue to provide for each Named Executive Officer the range of possible incentive payments, the actual incentive earned, the base salary and the target bonus as a percentage of base salary.  We would continue to provide a qualitative statement on the difficulty of achieving the various incentive levels.  In addition to this information, we would provide more robust disclosure on how the ranges for net income and volume relate to our long-term growth targets.   For example, we could state that the range of volume targets for the incentive matrix are much broader than our long-term growth target for volume, that the midpoint of the range on the volume axis falls within the range of our long-term volume target, and that the maximum incentive would be earned only if the volume growth for the Plan year far exceeds our long-term growth target for volume.

Should we continue a similar Plan design for the 2009 Plan year and thereafter, we would be willing to suggest to the Compensation Committee that we would disclose the actual ranges used on the matrix for the Plan, but keep confidential the midpoint and the exact increments on the matrix.  We would state the selected performance measures and disclose that incentives are earned when the first measure (e.g. net income) falls within a range of A – B on one axis and when the second measure (e.g. volume) falls within a range of X – Y on the other axis.  We believe this approach provides additional and substantial disclosure but mitigates the competitive harm to the Company.  [***]

Finally, as you requested in our phone call of October 10, beginning with the 2009 Definitive Proxy Statement, we will provide expanded disclosure about the net income performance criterion, which is a non-GAAP measure.  We will explain that the net income performance measure is a non-GAAP measure and explain the differences between net income as reported and net income used for Plan purposes.

We appreciate your attention to this matter and the staff’s willingness to consider the Company’s concerns.  Please do not hesitate to contact me if you have further questions.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:	E. Neville Isdell, Chairman of the Board
Muhtar Kent, President and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer